SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

CAP Estate Corp. ("CAP") has acquired control of Dover Responsibility Fund (the "Fund") as of April 28, 2006 due to ownership of greater than 25% of the Fund's outstanding shares. On November 1, 2005, CAP owned 0.00% of the Fund. In December 2005, CAP acquired ownership of 35.83% of the Fund and thus controlled the Fund at that time. CAP maintained a controlling interest from December through the end of the relevant period. On April 28, 2006, CAP owned 33.94% of the Fund and thus remained in control of the Fund as of that date.